Exhibit 99.1

Grab Announces Updates To Its Board of Directors

NEW YORK, April 1, 2024 – Grab Holdings Limited (NASDAQ: GRAB, the “Company” or “Grab”), today announced updates to its Board of Directors. With immediate effect from April 1, 2024, Daniel Yun (Chief Executive Officer of KakaoBank) and David Loh (Executive Director and Joint Chairman of Centurion Corporation) will be appointed to Grab’s Board of Directors, and Oliver Jay will retire from the Board.

“I would like to extend my gratitude to Oliver Jay for his invaluable contributions during his 9-year tenure on the Board. His expertise and guidance have been instrumental in our growth and success,” said Anthony Tan, Group Chief Executive Officer and Co-Founder of Grab. “At the same time, I am thrilled to welcome Daniel Yun and David Loh to the Board of Directors. Daniel’s wealth of experience in digital financial services and David’s expertise in the investment industry, will undoubtedly enrich our strategic vision and drive us towards our next stage of growth and profitability.”

With this change, Grab has expanded its Board of Directors to seven from six members. Grab’s Board of Directors now comprises five independent directors and two executive directors.

The Board has appointed Mr. Yun to serve on the Audit Committee, and Mr. Loh to serve as a member of the Nominating Committee and as the Chairperson and a member of the Compensation Committee.

Daniel Yun has served as the Chief Executive Officer of KakaoBank, South Korea’s leading digital banking institution, since April 2016. Prior to that, Mr. Yun was the head of Kakao Mobile Bank Task Force Team from January 2015 to March 2016 and the head of management support division at Daum, a South Korean web portal, from January 2010 to December 2014. Mr. Yun obtained a Bachelor of Business Administration from Hanyang University in 1997.

David Loh has been a Principal and Director of Centurion Global Ltd, a controlling shareholder of Centurion Corporation Ltd (SGX Stock Code: OU8), since April 2008. He serves as Joint Chairman of the Board of Centurion Corporation Ltd, and also Chairman of the Executive Committee of the company. He previously worked at UOB Kay Hian Pte Ltd (formerly known as Kay Hian Pte Ltd) where his last position was Director (Business Development Consultant) from July 2009 to March 2010. From July 1999 to October 2001, Mr. Loh served as a Managing Director (Management) at UOB Kay Hian (Hong Kong) Ltd (formerly known as Kay Hian Overseas Securities Ltd). Mr. Loh obtained a Bachelor of Science from the University of Oregon in 1988.

About Grab

Grab is a leading superapp in Southeast Asia, operating across the deliveries, mobility and digital financial services sectors. Serving over 700 cities in eight Southeast Asian countries – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam – Grab enables millions of people everyday to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending and insurance, all through a single app. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone. Grab strives to serve a triple bottom line – we aim to simultaneously deliver financial performance for our shareholders and have a positive social impact, which includes economic empowerment for millions of people in the region, while mitigating our environmental footprint.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document, including but not limited to, statements about Grab’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of Grab, and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Grab’s ability to grow at the desired rate or scale and its ability to manage its growth; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic, social, and political conditions, currency exchange fluctuations and inflation; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab’s annual report on Form 20-F for the year ended December 31, 2023, as well as in other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.

For more information, visit www.grab.com.

For enquiries, please contact:

Investors: investor.relations@grab.com

Media: press@grab.com